Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

May 21, 2014

Inland Real Estate INCOME Trust, Inc.

Inland Real Estate Income Trust, Inc. (referred to herein as “us,” “we,” “our” or the “Company”) has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”).  Before you invest, you should read the Prospectus in the Registration Statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.   You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

On May 19, 2014, National Real Estate Investor, an online and print commercial real estate publication, published an article, the full text of which is reproduced below, after asking for and obtaining an interview with Mitchell Sabshon, our chief executive officer, a director of our business manager and the chief executive officer, president and a director of our sponsor.

The article was not prepared by the Company or any of its affiliates. National Real Estate Investor routinely publishes articles on commercial real estate business news. National Real Estate Investor is wholly unaffiliated with the Company, and neither the Company, its sponsor, Inland Real Estate Investment Corporation, nor any of its affiliates have made any payment or given any consideration to National Real Estate Investor in connection with the article below or any other matter published by National Real Estate Investor concerning the Company or any of its affiliates.  Statements in the article that are not attributed directly to Mr. Sabshon represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates.

Full Text of National Real Estate Investor Article

Capital is Plentiful for Retail Acquisitions, but Sky High Valuations Are Pushing Some Investors Out of the Game

Elaine Misonzhnik

May 19, 2014

For those who view the volume of investment sales as a barometer of the health of the retail real estate market, there’s good news and there’s bad news. The good news is that conditions for striking deals appear to be near perfect—the U.S. economy is improving, vacancies are under control and landlords are starting to push up rents. Plus, there’s certainly plenty of money out there for retail acquisitions.

The bad news is that intense level of competition for strong retail assets and expectations of being able to significantly increase rents have resulted in what for many investors are unfeasible returns. This has forced some firms that would otherwise be buying to focus on repositioning existing portfolios instead, while others have re-set their sights on value-add assets and properties in smaller markets only to find out there’s very limited product available for sale.

“There seems to be more money out there than even pre-recession,” notes Anthony Jacobs, an associate in the Chicago office of Robert K. Futterman & Associates (RKF), a retail brokerage firm that specializes in both leasing and investment sales. Jacobs and his colleague, Jonathan Butwin, a senior analyst with RKF, note that in primary markets like New York and Chicago, everybody from sovereign funds to REITs to local family-owned firms is chasing after retail.

And that may be part of the problem—in Manhattan, prime assets with prime tenants are trading at cap rates as low as 3 percent, according to Butwin. In Chicago, cap rates on retail properties have fallen to the sub-5 percent range, notes Jacobs.

The fact that the economy has yet to reach full recovery is lowering cap rates further, because sellers are pricing the likelihood that rents will increase into their offerings, says Mitchell A. Sabshon, president and CEO of Oak Brook, Ill.-based Inland Real Estate Investment Corp. For many buyers, however, that means having to accept returns that are far below their target levels.

Off the beaten path

“There is so much money chasing so little product right now, the numbers just don’t make sense,” says Steve Core, president of RiverRock Real Estate Group, a Newport Beach, Calif.-based third party management firm that also provides acquisition due diligence services. “Our clients, especially the institutional ones, are very aware of risk.”

But they have to put their capital to work somehow, and that means either re-investing in existing portfolios, buying centers in untested growth areas or secondary and tertiary markets or concentrating on value-add opportunities.

Inland Real Estate Investment Corp., for instance, has found that class-A assets in secondary and healthy tertiary markets can still be bought at cap rates in the mid-6 percent to 7 percent range and the competition there “is not nearly as intense as in primary or the strongest secondary markets,” according to Sabshon.

Other investors are actively searching for value-add or troubled properties, where they can make a profit by bringing up occupancy levels and eventually raising rents, notes Butch West, managing director of the properties group in the Austin, Texas office of Kennedy Wilson, a global real estate investment and services firm.

“But there aren’t a lot of those [available],” he adds. “Now you have to find little spots [in the market] to make the best of what you have.”